                                                                    EXHIBIT 12.1

                            UROHEALTH SYSTEMS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                       NINE MONTHS
                                                                                         NINE MONTHS      ENDED
                                                             NINE MONTHS   NINE MONTHS      ENDED       DECEMBER
                               YEAR ENDED JUNE 30,              ENDED         ENDED       DECEMBER         31,
                       -----------------------------------    MARCH 31,     MARCH 31,        31,          1996
                        1992     1993     1994      1995        1995          1996          1995       (UNAUDITED)
                       ------   ------   -------   -------   -----------   -----------   -----------   -----------
Net income (loss)....  (4,026)  (9,985)  (20,127)  (18,506)    (15,497)      (17,998)      (21,483)      (23,716)
  Add:
    Extraordinary
      item...........      --       --        --        --          --            --            --         2,973
    Taxes............     258      837       566     1,386       1,069           431           648          (377)
    Fixed charges....     886      461       817       794         580         1,291           809         5,128
                       ------   ------   -------   -------     -------       -------       -------       -------
      Earnings.......  (2,882)  (8,688)  (18,744)  (16,327)    (13,848)      (16,276)      (20,027)      (18,965)
Fixed Charges
  Interest...........     639      126       267       303         208         1,002           495         4,864
  Interest portion of
    rent expense.....     247      335       375       413         309           234           260           210
  Preferred stock
    dividends........      --       --       175        78          63            55            54            54
                       ------   ------   -------   -------     -------       -------       -------       -------
      Total fixed
         charges.....     886      461       817       794         580         1,291           809         5,128
Ratio of earnings to
  fixed charges(1)...      --       --        --        --          --            --            --            --

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(1) For purposes of computing the ratio of earnings to fixed charges, (i)
    earnings represents income (loss) from continuing operations before income taxes plus fixed charges, and (ii) fixed charges consists of interest expense, the portion of rent expense representing interest, and dividends on the preferred stock of a subsidiary. The Company had a deficiency of earnings compared to its fixed charges for the years ended June 30, 1992, 1993, 1994 and 1995 and for the nine months ended March 31, 1995 and 1996 and December 31, 1995 and 1996 of $3.8 million, $9.1 million, $19.6 million, $17.1 million, $14.4 million, $17.6 million, $20.8 million and $24.1 million, respectively.